EXHIBIT 6

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 2/11/26 to 2/13/26, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
2/10/2026	Sell	23,910	11.05
2/11/2026	Sell	25,185	11.03
2/12/2026	Sell	38,995	11.03
2/13/2026	Sell	98,466	11.02